                                                                File No. 70-9671

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                                  POWERGEN PLC

         In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27291 (the "Order"), Powergen plc ("Powergen") hereby submits its report for the period from the date of the Order to December 31, 2000 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

=====================

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by Powergen during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Shares Issuances:

---------------------------------------------------------------------------------------------------------------------------------
Date of Issuance        Details of Issue          Market Price/Sale     No. of Ordinary        Proceeds            Proceeds
                                                 Price per share (if     Shares Issued           (GBP)              (USD)*
                                                     different)
---------------------------------------------------------------------------------------------------------------------------------
Various           Aggregate allotments of       Various                            10,296             32,292              48,238
                  Powergen plc Ordinary
                  Shares under the Staff
                  ShareSave Scheme
---------------------------------------------------------------------------------------------------------------------------------
Various           Aggregate allotments of       Various                            74,500            355,725             531,382
                  Powergen plc Ordinary
                  Shares under the Executive
                  Share Option Scheme
---------------------------------------------------------------------------------------------------------------------------------
    -------       Allotment of Powergen plc                                           -0-                -0-                 -0-
                  Ordinary Shares under
                  Profit Sharing Share Scheme
---------------------------------------------------------------------------------------------------------------------------------

* In this report, a conversion ratio of 1 GBP to 1.4938 USD has been used.

Debt Issuances:   None

=====================

Reporting Requirement No. 2: The amount of guarantees issued during the Reporting Period by Powergen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

---------------------------------------------------------------------------------------------------------------------------------
Date of Issuance     Name of        Name of Beneficiary      Amount of     Purpose of Guaranty        Guaranteed Debt
   of Guaranty      Guarantor                                 Guaranty                              outstanding at end
                                                                                                    of Reporting Period
---------------------------------------------------------------------------------------------------------------------------------
February 27, 2000  Powergen     HSBC Investment Bank plc,    U.S. $4     Guaranty of obligations      U.S.$3,190,000,000
                   plc          as agent, and the            billion     of Powergen US Holdings
                                Financial Institutions                   Ltd. under revolving
                                party to an Agreement                    credit facility
                                dated 27 February, 2000,
                                as amended.
---------------------------------------------------------------------------------------------------------------------------------
November 28, 2000  Powergen     Bank of America Securities   U.S. $3     Guaranty of obligations         U.S.$49,180,494
                   plc          LLC; Goldman, Sachs & Co.;   billion     of Powergen US Funding
                                JP Morgan Securities,                    LLC under commercial
                                Inc.; Chase Securities Inc.              paper program
---------------------------------------------------------------------------------------------------------------------------------

=====================

Reporting Requirement No. 3: Powergen's aggregate investment, as defined under rule 53, in dollars and as a percentage of Powergen's consolidated retained earnings, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the reporting period and a description of EWG and FUCO investments made during the reporting period.

Response:

A. As of January 1, 2001, Powergen's consolidated retained earnings calculated in accordance with U.S. GAAP was USD 2,232 million.

B. Powergen had no additional aggregate investment, as defined in Rule 53, in EWGs and FUCOs from the date of the Merger through January 1, 2001.

C. Powergen's additional aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 0% as of January 1, 2001.

D. Powergen made no additional investment in EWGs and FUCOs during the period from the date of the Merger through January 1, 2001.

Powergen had a $16 million increase in the U.S. Dollar equivalent of the (pound)325 million investment in Powergen UK plc has been specifically excluded from the above responses, since it is solely due to foreign exchange.

=====================

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by Powergen since the date of the Order, including any LG&E Energy acquisition debt.

Response:

Issuer*               Type of Security                        GBP                  USD
-------               ----------------                        ---                  ---
Powergen              Ordinary Shares, including options      388,017                          $579,620
                      and warrants

US Holdings           Ordinary Shares, including options      N/A                  N/A
                      and warrants
                      Preferred Shares                        N/A                  N/A
                      Short-Term Debt(1)                      N/A                           $49,180,494
                      Long-Term Debt(2)                       N/A                        $3,190,000,000
                                                                                         --------------

        TOTAL                                                                            $3,239,760,114


Powergen              Guaranteed Debt Outstanding             N/A                        $3,239,180,494
                                                                                         --------------
                               TOTAL                                                     $3,239,180,494

* Since the Aggregate Limitation of $6 billion applies to securities issued by both Powergen and US Holdings and the LG&E Energy acquisition debt was incurred by US Holdings, the above chart includes aggregate securities outstanding of Powergen and US Holdings. Guarantees are not included in the Aggregate Limitation.

(1)      Commercial Paper, guaranteed by Powergen

(2)      Loans under Revolving Credit Facility, guaranteed by Powergen

=====================

Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Response:

Share issuances:

  DATE OF
  ISSUANCE     ACQUIRING COMPANY             ISSUING COMPANY                     DESCRIPTION OF SECURITY      QUANTITY
-----------    -----------------             ---------------                     ------------------------     --------
      o        Powergen plc                  Powergen US Holdings Ltd           Ordinary shares                        2
      o        Powergen US Holdings Ltd      Powergen US Funding LLC            Capital Contribution                $100
      o                                      Ergon US Investments               Ordinary shares               11,600,001
      o                                                                         Redeemable Preference         17,400,000
                                                                                shares
      o                                      Powergen US Investments            Ordinary shares              104,400,001
      o                                                                         Redeemable Preference        156,600,000
                                                                                shares
      o        Ergon US Investments          Powergen US Investments            Ordinary shares                        1
      o                                      Powergen Luxembourg Securities     Ordinary shares                    8,001
                                             Sarl
      o        Powergen US Investments       Ergon US Investments               Ordinary shares                        1
      o                                      Powergen Luxembourg Sarl           Ordinary shares                   72,001
      o        Powergen Luxembourg Sarl      Powergen Luxembourg Holdings Sarl  Class A shares                    72,001
      o        Powergen Luxembourg           Powergen Luxembourg Holdings Sarl  Class B shares                    30,000
               Securities Sarl
      o        Powergen Luxembourg           Powergen USA Partnership           Capital contribution        $100,000,001*
               Holdings Sarl
      o                                      Powergen Luxembourg Investments    Class A shares                    71,971
                                             Sarl
      o                                                                         Class B shares                    30,000
      o        Powergen Luxembourg           Powergen USA Partnership           Capital contribution        $900,000,009*
               Investments Sarl
      o        Powergen USA Partnership      Powergen US Investments Corp       Common stock                       1,000
      o        Powergen US Investments       LG&E Energy Corp.                  Common stock                 129,322,970
               Corp.

   PAR VALUE        PROCEEDS          PROCEEDS (USD)
   ---------        --------          --------------
(pound)1                          2                  3
      N/A                      $100               $100
(pound)1         (pound)116,000,001        173,280,802
(pound)1         (pound)174,000,000        259,921,200

(pound)1       (pound)1,044,000,001      1,559,527,201
(pound)1       (pound)1,566,000,000      2,339,290,800

(pound)1                   (pound)1                  1
      $50              $400,050,000       $400,050,000

(pound)1                   (pound)1                  1
      $50            $3,600,050,000     $3,600,050,000
      $50            $3,600,050,000     $3,600,050,000
      $50                $1,500,000         $1,500,000

      N/A              $100,000,001       $100,000,001

      $50            $3,598,550,000     $3,598,550,000

      $50                $1,500,000         $1,500,000

      N/A              $900,000,009       $900,000,009

     $0.01           $4,000,000,010     $4,000,000,010
      no                        N/A(1)             N/A(1)

o Issued in December 2000 in connection with the acquisition of LG&E Energy Corp. by Powergen plc

*        Contributed or to be contributed.

1 Common Stock of LG&E Energy Corp. was issued in connection with the Merger. As of the date of the Merger, $756 million was contributed to LG&E Energy Corp. as additional paid-in capital.

Debt Issuances:

Date of       Issuing        Acquiring       Principal Amount   Interest     Term            Aggregate          Aggregate
Issuance      Company        Company                            Rate                         Proceeds           Proceeds
                                                                                             (GBP)              (USD)
   o          Powergen US    Powergen UK          $742,519,226    7.6313%    19 March               --             742,519,226
              Holdings       plc                                             2001
   o          Powergen US    Powergen UK     (pound)51,460,233       -       On demand       (pound)51,460,233      76,871,296
              Holdings       plc
   o          Powergen US    Powergen UK            $2,677,936       -       On demand              --               2,677,936
              Holdings       plc
   o          Powergen US    Powergen plc        (pound)69,816       -       On demand           (pound)69,816         104,291
              Holdings
   o          Powergen US    Powergen US        $3,600,050,000    7.8788%    3 January              --           3,600,050,000
              Investments    Holdings                                        2001*
   o          Ergon US       Powergen US          $400,050,000    7.8788%    3 January              --             400,050,000
              Investments    Holdings                                        2001*
   o          Powergen US    Powergen US           $21,273,055       -       On demand              --              21,273,055
              Investments    Holdings
   o          Powergen US    Powergen US      (pound)1,130,799       -       On demand        (pound)1,130,799       1,689,188
              Investments    Holdings
   o          Ergon US       Powergen US            $2,451,489       -       On demand              --               2,451,489
              Investments    Holdings
   o          Ergon US       Powergen US         (pound)64,325       -       On demand           (pound)64,325          96,089
              Investments    Holdings
   o          Powergen US    Powergen US     (pound)10,726,504       -       On demand       (pound)10,726,504      16,023,252
              Investments    Holdings
              Corp
   o          Powergen US    Powergen US              $702,433       -       On demand              --                 702,433
              Funding LLC    Holdings
   o          Powergen US    Powergen US  (pound)2,501,598,221    7.0880%    3 January    (pound)2,501,598,221   3,736,887,423
              Holdings       Investments                                     2001*
   o          Powergen US    Ergon US       (pound)279,306,011    7.0880%    3 January             279,306,011     417,227,319
              Holdings       Investments                                     2001*
   o          Powergen US    Powergen US           $50,000,000    6.176%     19 March 2001          --              50,000,000
              Holdings       Funding LLC
   o          Powergen       Powergen             $398,550,000      **       **                     --             398,550,000
              Luxembourg     Luxembourg
              Holdings Sarl  Securities
                             Sarl

                                       6

Date of       Issuing        Acquiring       Principal Amount   Interest     Term            Aggregate          Aggregate
Issuance      Company        Company                            Rate                         Proceeds           Proceeds
                                                                                             (GBP)              (USD)
   o          Powergen US    Powergen               $1,772,770    7.4988%    31 March 2001          --               1,772,770
              Partnership    Luxembourg
                             Holdings Sarl
   o          Powergen US    Powergen              $20,000,000    7.4988%    31 December            --              20,000,000
              Partnership    Luxembourg                                      2001
                             Holdings Sarl
   o          Powergen US    Powergen              $30,000,000    7.4988%    31 December            --              30,000,000
              Partnership    Luxembourg                                      2003
                             Holdings Sarl
   o          Powergen US    Powergen              $50,000,000    7.4988%    31 December            --              50,000,000
              Partnership    Luxembourg                                      2005
                             Holdings Sarl
   o          Powergen US    Powergen             $150,000,000    7.4988%    31 December            --             150,000,000
              Partnership    Luxembourg                                      2007
                             Holdings Sarl
   o          Powergen US    Powergen              $30,000,000    7.4988%    31 December            --              30,000,000
              Partnership    Luxembourg                                      2010
                             Holdings Sarl
   o          Powergen US    Powergen              $20,000,000    7.4988%    31 December            --              20,000,000
              Partnership    Luxembourg                                      2012
                             Holdings Sarl
   o          Powergen US    Powergen                 $125,719       -       31 March 2001          --                 125,719
              Partnership    Luxembourg
                             Holdings Sarl
   o          Powergen US    Powergen              $15,954,570    7.4988%    31 March 2001          --              15,954,570
              Partnership    Luxembourg
                             Investments
                             Sarl

                                       7

Date of       Issuing        Acquiring       Principal Amount   Interest     Term            Aggregate          Aggregate
Issuance      Company        Company                            Rate                         Proceeds           Proceeds
                                                                                             (GBP)              (USD)
   o          Powergen US    Powergen             $180,000,000    7.4988%    31 December            --             180,000,000
              Partnership    Luxembourg                                      2001
                             Investments
                             Sarl
   o          Powergen US    Powergen             $270,000,000    7.4988%    31 December            --             270,000,000
              Partnership    Luxembourg                                      2003
                             Investments
                             Sarl
   o          Powergen US    Powergen             $450,000,000    7.4988%    31 December            --             450,000,000
              Partnership    Luxembourg                                      2005
                             Investments
                             Sarl
   o          Powergen US    Powergen           $1,350,000,000    7.4988%    31 December            --           1,350,000,000
              Partnership    Luxembourg                                      2007
                             Investments
                             Sarl
   o          Powergen US    Powergen             $270,000,000    7.4988%    31 December            --             270,000,000
              Partnership    Luxembourg                                      2010
                             Investments
                             Sarl
   o          Powergen US    Powergen             $180,000,000    7.4988%    31 December            --             180,000,000
              Partnership    Luxembourg                                      2012
                             Investments
                             Sarl
   o          Powergen US    Powergen               $1,131,467       -       31 March 2001          --               1,131,467
              Partnership    Luxembourg
                             Investments
                             Sarl
   o          Powergen US    LG&E Energy            $5,524,738       -         On demand            --               5,524,738
              Investments    Corp.
                   Corp.

o Issued in December 2000 in connection with the acquisition of LG&E Energy Corp. by Powergen plc.

* On 3 January 2001, these loans were rolled over into new non-interest bearing loans with payment on demand.

** The interest on this loan is variable, based upon the profits of the borrower. The term of the loan is 10 years.

=====================

Reporting Requirement No. 6: The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by any LG&E and KU Group Money Pool from the system money pool during the reporting period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): None

Net Money Pool Balances as of the End of the Reporting Period by
Participating Company*

                Company                           Net Amount On Deposit                Net Amount of Borrowings
                -------                           ---------------------                ------------------------
LG&E Energy                                           $306,128,182                                -0-
KU                                                         --                                $ 61,239,490
LG&E                                                       --                                $114,588,692

*A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

=====================

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:  None

=====================

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the Reporting Period.

Response:  None

=====================

Reporting Requirement No. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of Powergen, LG&E Energy and each first-tier subsidiary of LG&E Energy.

Response:

For Powergen, please see Exhibit A-1 attached hereto.

For the LG&E Energy and its first-tier subsidiaries, please see Exhibit A-2 attached hereto.

=====================

Reporting Requirement 10: Copies of Powergen's filings on Form 20-F and semiannual reports to shareholders.

Response: Powergen's Annual Report to Shareholders is filed under cover of Form SE as Exhibit A-3. Powergen's filing on Form 20-F is not yet available and will be filed when it becomes available.

=====================

Reporting Requirement 11: The amount and terms of any exempt financings consummated during the reporting period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response:  None

=====================

Reporting Requirement 12: The amount and terms of any exempt financings consummated during the Reporting Period by the U.S. Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:  None

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9671) to be signed on its behalf by the undersigned thereunto duly authorized.

POWERGEN PLC



By: /s/ David Jackson
   ---------------------------------------
    David Jackson
   Corporate Secretary and General Counsel


Dated:  March 30, 2001

                                    EXHIBIT A-1

                                   POWERGEN plc


Capitalization at December 31, 2000

                                                                   (Thousands Dollars)            Percentage
Short-Term Debt                                                              3,440,221                26.87%
Long-Term Debt                                                               5,319,422                41.54%
Preferred Stock                                                                134,442                 1.05%
Common Equity*                                                               3,910,768                30.54%
                                                                             ---------                ------
         Total                                                              12,804.853               100.00%


* Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

                                   EXHIBIT A-2

                   LG&E Energy Corp. and its First-Tier Subsidiaries


Capitalization at December 31, 2000
(Thousands Dollars)

----------------------------------------------------------------------------------------------------------------------
                        LG&E        KU           LG&E         LG&E         LG&E        Eliminations  Total
                                                 Capital      Energy       Energy
                                                 Corp.        Marketing    Corp.
                                                              Inc.         (Parent)
----------------------------------------------------------------------------------------------------------------------
Short-Term Debt                 --           --           --           --          --            --           --
----------------------------------------------------------------------------------------------------------------------
Current Portion of
Long-Term Debt             246,200       54,000      339,264           --          --            --      639,464
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt             475,189      492,069      300,123      208,145          --     (383,973)    1,091,553

Preferred Stock             95,140       40,000           --           --          --            --      135,140

Common Equity*             778,928      669,783      228,624    (549,442)   1,526,610   (1,026,032)    1,628,471
                           -------      -------      -------    ---------   ---------   -----------    ---------
----------------------------------------------------------------------------------------------------------------------

         Total           1,595,457    1,255,852      868,011    (341,297)   1,526,610   (1,410,005)    3,494,628
----------------------------------------------------------------------------------------------------------------------

Percentages

----------------------------------------------------------------------------------------------------------------------
                        LG&E        KU           LG&E         LG&E         LG&E        Eliminations  Total
                                                 Capital      Energy       Energy
                                                 Corp.        Marketing    Corp.
                                                              Inc.         (Parent)
----------------------------------------------------------------------------------------------------------------------
Short-Term Debt                 --           --           --           --          --            --           --
----------------------------------------------------------------------------------------------------------------------
Current Portion of
Long-Term Debt              15.43%        4.30%       39.09%           --          --            --       18.30%
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt              29.78%       39.18%       34.58%      (60.99)          --            --       31.24%
----------------------------------------------------------------------------------------------------------------------
Preferred Stock              5.96%        3.19%           --           --          --            --        3.87%
----------------------------------------------------------------------------------------------------------------------
Common Equity*              48.82%       53.33%       26.34%      160.99%     100.00%            --       46.60%
                            ------       ------       ------      -------     -------                     ------
----------------------------------------------------------------------------------------------------------------------

         Total             100.00%      100.00%      100.00%      100.00%     100.00%            --      100.00%
----------------------------------------------------------------------------------------------------------------------

* Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.